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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            Dexterity Surgical, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   531928 10 9
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                                 (CUSIP Number)

                              Donald Beckman, Esq.
                         Saul, Ewing, Remick & Saul LLP
                               Centre Square West
                         1500 Market Street, 38th Floor
                           Philadelphia, PA 19102-2186
                                 (215) 972-7777
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 18, 1999
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             (Date of Event which Requires Filing of this Statement)


                  If the filing person has previously filed a statement on
                  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Check the following box if a fee is being paid with the statement [ ].

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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_______________________________________________________________________________

CUSIP No.  531928 10 9                 13D                     Page 2 of 6
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                Christopher K. Black
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
           (See Instructions)                                   (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS  (See Instructions)
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       521,066
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       521,066
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             521,066
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                            [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.10%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                IN
______________________________________________________________________________

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CUSIP No.  531928 10 9                                         Page 3 of 6

Item 1.  Security and Issuer

         (a)      Title of Class of Securities

                           Common stock, $.001 par value per share.

         (b)      Name and Address of Principal Executive Offices of Issuer

                           Dexterity Surgical, Inc.
                           12961 Park Central, Suite 1300
                           San Antonio, Texas 78216

Item 2.  Identity and Background

         (a)      Name of Reporting Person

                           Christopher K. Black

         (b)      Residence or Business Address

                           The residential address for the reporting person is:

                           982 Jamie Court
                           Blue Bell, PA 19422

         (c) Present Principal Occupation/Employment and Name, Principal Business and Address of Organization in Which Such Employment is Conducted

                           Principal Occupation:  Business Consultant

                           Name of Employer:  Self Employed

                           Principal Business of Employer:  Self Employed

                           Address of Employer:  N/A

         (d)      Criminal Convictions in the Previous Five Years

                           None.

         (e)      Violation of Federal or State Securities Laws

                           None.

         (f)      Citizenship

                           United States


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CUSIP No.  531928 10 9                                         Page 4 of 6

Item 3.  Source and Amount of Funds or Other Consideration

         On December 18, 1998, Dexterity Incorporated ("Dexterity") and the Issuer entered into a Plan of Merger and Acquisition Agreement (the "Merger Agreement"), whereby Dexterity agreed to merge with and into the Issuer, with the Issuer being the surviving corporation (the "Merger").

         Pursuant to the Merger Agreement, as consideration for the Merger, the Reporting Person received, among other consideration: 521,066 shares of common stock of the Issuer and warrants to purchase 260,533 of common stock of the Issuer at an exercise price of $2.00 per share.

         The Merger became effective on March 18, 1999.

Item 4.  Purpose of Transaction

         The securities acquired in the transaction triggering the filing of this report were acquired for investment purposes. The reporting person may acquire additional shares of Common Stock, or may dispose of shares of Common Stock, based upon his periodic investment decisions. At this time, the reporting person does not contemplate seeking to effect any other action that would be required to be disclosed pursuant to this Item 4.

         Pursuant to the Merger Agreement, Teleflex Incorporated ("Teleflex"), was granted the right to appoint two new and additional members to the Board of Directors of the Issuer. In exercising this right, Teleflex appointed the Reporting Person to the Board of Directors of the Issuer.

Item 5.  Interest in Securities of the Issuer

         (a)      Amount and Percent Beneficially Owned

         The reporting person owns beneficially, 521,066 shares of common stock of the Issuer, which represents approximately 5.10% of all the outstanding Common Stock.

         (b)      Power to Vote and Dispose of Shares

                  The reporting person has sole voting and despositive power with respect to all shares it beneficially owns.

         (c)      Transactions in the Class of Securities

                  Except as described in Item 3 above, the reporting person did not engage in any transactions in the common stock of the Issuer during the past 60 days.

         (d) Right of Any Other Person(s) to Receive or Power to Direct the Receipt of Dividends from, or Proceeds from the Sale of, the Securities

                  Not applicable.
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CUSIP No.  531928 10 9                                         Page 5 of 6

         (e) Date on Which the Reporting Person Ceased to be Beneficial Owner of More than 5% of Securities

                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as described below, the Reporting Person is not party to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer. Pursuant to the Merger Agreement, the Reporting Person and the Issuer are parties to agreements relating the issuance of warrants as consideration in the Merger.

Item 7.  Material to Be Filed as Exhibits

         The Plan of Merger and Acquisition Agreement between Dexterity Incorporated and Issuer dated December 18, 1998 as filed by the Issuer on February 18, 1999, as Attachment A to its Definitive Proxy Statement, is hereby incorporated by reference.



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CUSIP No.  531928 10 9                                         Page 6 of 6


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  /s/ Christopher K. Black
                                                  ------------------------
                                                  Christopher K. Black




Dated:   April 9, 1999